San Diego Tempeh, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
San Diego Tempeh, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 5, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	49,985	14,618
Accounts Receivable	20,705	35,211
Inventory	22,571	12,500
Total Current Assets	93,261	62,329
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	12,160	17,213
Right Of Use Asset: Commercial Lease	73,198	117,313
Total Non-Current Assets	85,358	134,526
TOTAL ASSETS	178,619	196,855
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	27,523	27,855
Accrued Expenses	10,361	13,904
Lease Liability - Short-Term Portion	47,724	44,667
Notes Payable	66,549	3,395
Total Current Liabilities	152,157	89,821
Long-term Liabilities		
Lease Liability - Long-Term Portion	29,131	76,855
Notes Payable	183,409	148,739
Total Long-Term Liabilities	212,540	225,594
TOTAL LIABILITIES	364,697	315,415
Commitments & Contingencies (Note 4)		
EQUITY		
Members Capital	46,309	46,309
Accumulated Deficit	(232,387)	(164,869)
Total Equity	(186,078)	(118,560)
TOTAL LIABILITIES AND EQUITY	178,619	196,855

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2024	46,309	(153,725)	(107,416)
Net Income (Loss)	-	(11,144)	(11,144)
Ending Balance 12/31/2024	46,309	(164,869)	(118,560)
Prior Period Adjustment	-	(12,501)	(12,501)
Net Income (Loss)	-	(55,017)	(55,017)
Ending Balance 12/31/2025	46,309	(232,387)	(186,078)

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	315,092	327,156
Cost of Revenue	53,970	78,918
Gross Profit	261,122	248,238
Operating Expenses		
Advertising and Marketing	2,760	4,879
General and Administrative	256,956	222,575
Rent and Lease	51,986	51,978
Depreciation	5,053	5,053
Total Operating Expenses	316,755	284,485
Operating Income (loss)	(55,633)	(36,247)
Other Income		
Rental and Other Income	25,615	38,347
Total Other Income	25,615	38,347
Other Expense		
Interest Expense	24,999	13,244
Total Other Expense	24,999	13,244
Earnings Before Income Taxes	(55,017)	(11,144)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(55,017)	(11,144)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(55,017)	(11,144)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,053	5,053
Accounts Payable and Accrued Expenses	(3,875)	18,255
Inventory	(10,071)	(12,500)
Accounts Receivable	14,506	(23,642)
Other	(13,053)	(1,817)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(7,440)	(14,651)
Net Cash provided by (used in) Operating Activities	(62,457)	(25,795)
INVESTING ACTIVITIES		
Fixed Assets	-	(8,967)
Net Cash provided by (used by) Investing Activities	-	(8,967)
FINANCING ACTIVITIES		
Proceeds from/(Repayment of) Notes Payable	97,824	(403)
Net Cash provided by (used in) Financing Activities	97,824	(403)
Cash at the beginning of period	14,618	49,782
Net Cash increase (decrease) for period	35,367	(35,165)
Cash at end of period	49,985	14,618

San Diego Tempeh, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

San Diego Tempeh, LLC ("the Company") was formed in California in 2019. The Company provides fermented foods to retailers and food service partners.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of tempeh and fermented food products to wholesale customers (distributors and retailers) and direct-to-consumer sales. Revenue is recognized at the point in time when control of the product transfers to the customer, which generally occurs upon delivery. The Company's performance obligation is satisfied upon delivery of products, and payment terms are typically net 30 days for wholesale customers. Returns are minimal and are recorded as a reduction of revenue when they occur.

Concentration of Revenue

The Company has a significant customer concentration related to one major customer, which accounted for approximately 38% and 34% of total revenue for the years ended December 31st, 2025 and 2024, respectively. Management has indicated that the customer relationship is in good standing and does not believe there is a material risk of non-performance; however, the Company expects this concentration to decrease over time as it continues to diversify its customer base.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Leasehold Improvement	5	15,000	(9,000)	-	6,000
Equipment & Vehicle	5	10,266	(4,106)	-	6,160
Grand Total	**-**	**25,266**	**(13,106)**	**-**	**12,160**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have nay equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company leases commercial space under a non-cancelable operating lease that commenced on July 15th, 2022 and expires in July 2027. The lease includes an option to extend for an additional five-year term; however, the extension option was excluded from the measurement of the right-of-use asset and lease liability. The Company accounts for its lease in accordance with ASC 842. Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-25
Operating lease expense	163,368
Total	163,368

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	158,711
ROU assets obtained in exchange for new operating lease liabilities	217,877
Weighted-average remaining lease term in years for operating leases	1.58
Weighted-average discount rate for operating leases	3.5%

Maturity Analysis	**Operating**
2026-12	49,515
2027-12	29,386
2028-12	-
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	78,901
Less: present value discount	(2,046)
Total lease liabilities	76,855

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

The Company received an SBA EIDL loan with multiple payments for which they received a total of $106,600 in connection with the COVID-19 pandemic. The loan bears interest at 3.75% per annum, requires monthly payments of $523, and has a 30-year term with a maturity date on May 22nd, 2050. The outstanding balance as of December 31, 2025 was $106,600.

In June of 2023, the Company entered into an SBA 7(a) loan agreement or which they received $50,000. The loan bears interest at a variable rate, which began at 11.00%, requires monthly payments of $690, and matures in June 2033. The outstanding principal balance as of December 31st, 2025, was $42,139.

In July of 2025, the Company entered into a term loan agreement with a third party for which they received $124,000. The loan bears interest at 15.50% APR, requires monthly payments of $6,041, and has a 24-month term maturing in July 2027. The outstanding balance as of December 31st, 2025, was approximately $101,219.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	66,549
2027	46,768
2028	6,049
2029	6,049
2030	6,049
Thereafter	118,494

Loan Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA EIDL Loan	106,600	3.75%	May 2050	2,500	104,100	106,600	333
SBA 7A Loan	47,274	Variable Beginning At 11.00%	Jun 2033	3,549	38,590	42,139	386
QuickBooks Term Loan	124,000	15.50%	Jul 2027	60,500	40,719	101,219	1,307
Total				**66,549**	**183,409**	**249,958**	**2,026**

NOTE 6 – EQUITY

The Company has authorized an unlimited number of Common Units. As of December 31st, 2025, 964,419 Common Units were issued and outstanding.

Voting: Common Unit holders are entitled to one vote per Unit on all matters submitted to Members for a vote. Member Action requires the affirmative vote or written consent of a majority of the Units.

Distributions: Common Unit holders are entitled to receive distributions when and if approved by the manager, subject to the distribution priority of Preferred Units as described below.

The Company has authorized 35,581 Preferred Units. As of December 31st, 2025, 35,581 Preferred Units were issued and outstanding.

Voting: Preferred Unit holders are entitled to one vote per Unit on all matters submitted to Members for a vote, voting together with the Common Units as a single class.

Distributions: Preferred Unit holders are entitled to receive distributions when and if approved by the manager. Prior to any distribution to Common Unit holders, Preferred Unit holders shall receive, pro rata in proportion to their Preferred Units, aggregate distributions equal to their unreturned capital contributions. Thereafter, distributions are made to all Unit holders based on their pro rata percentages.

Protective Provisions: The Company may not, without the affirmative vote or written consent of a majority of the Preferred Units: (a) alter the rights, powers, or privileges of the Preferred Units in a way that adversely affects the Preferred Units; (b) increase or decrease the authorized number of Preferred Units; or (c) redeem or repurchase any Units, other than pursuant to employee or consultant agreements giving the Company the right to repurchase Units upon termination of services.

Liquidity Event Bonus Compensation Agreement - The Company has entered into an Employee Bonus Agreement dated August 4th, 2025, with an employee of the Company. Under this agreement, the employee is entitled to receive bonus compensation equal to 1.0% of the cash and/or other consideration available for distribution to holders of equity securities upon consummation of a liquidity event (defined as a sale of all or substantially all of the Company's assets, or the sale of all outstanding equity securities, excluding capital raising transactions).

Vesting and Termination: The bonus right survives voluntary termination by the employee or termination by the Company without cause. The bonus right terminates if the employee's employment is terminated by the Company for cause.

Dilution: The bonus percentage is subject to dilution pro rata and pari passu with existing equity security holders in the event the Company issues additional equity securities or grants similar liquidity event bonuses to other persons, provided written notice of dilution is given. As of December 31st, 2025, no Liquidity Event has occurred and no amounts have been paid or accrued under this agreement.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company, the remaining assets available for distribution to members shall be distributed in the following order of priority:

First, to the Preferred Unit holders, pro rata in proportion to their respective unreturned capital contributions, until such holders have received aggregate distributions equal to their unreturned capital contributions.

Second, to the Common Unit holders, pro rata in proportion to their respective unreturned capital contributions, until such holders have received aggregate distributions equal to their unreturned capital contributions.

Third, to all Unit holders in accordance with their Pro Rata Percentages.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 5, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.